Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965

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NEWMONT PLEASED WITH CONCLUSION OF PANEL PROCEEDINGS

DENVER, DECEMBER 12, 2001 -- Newmont Mining Corporation (NYSE: NEM) announced today that it was pleased with the decision released by the Australian Takeovers Panel today in connection with the most recent of the applications made by AngloGold Limited in response to Newmont's bid for Normandy Mining Limited (AUS:
NDY). Under Newmont's bid, which was revised on 10 December 2001,shareholders of Normandy will receive A$0.40 cash and 0.0385 Newmont common shares for each of their Normandy shares. Based on closing prices on 11 December 2001, Newmont's bid has a value of A$1.81 and AngloGold's bid has a value of A$1.68 per Normandy share.*

In its most recent media release, the Takeovers Panel announced that it had declined to accept the application by AngloGold that Newmont's proposed acquisition of Franco-Nevada Mining Corporation Limited (TSE: FN) would give rise to "unacceptable circumstances". In earlier decisions, the Takeovers Panel rejected the applications by AngloGold that certain other matters, including the "break fees" that may be paid by Normandy to Newmont, gave rise to unacceptable circumstances. The Panel also reached a decision last week that the modified handling fees that had been proposed by AngloGold for its bid for Normandy were against the intent and policy of the takeovers provisions of the Australian Corporations Act and would give rise to unacceptable circumstances. In response, AngloGold withdrew the modified handling fees.

Wayne W. Murdy, the President and Chief Executive Officer of Newmont, commented that "We hope that, with these proceedings out of the way, AngloGold will not try to further frustrate the ability of Normandy shareholders to make a choice."

In other developments, Franco-Nevada has announced that it intends to convene the meeting of its shareholders to consider the acquisition of Franco-Nevada by Newmont on 30 January 2002. As noted in its news release on 10 December 2001, Newmont intends to lodge its Bidder's Statement within the next few days.

Mr. Murdy said that " We continue to be very confident that the various conditions to our acquisitions of Normandy and Franco-Nevada will be satisfied. We have found overwhelming Normandy, Newmont and Franco-Nevada shareholder support for our vision, and all of our regulatory filings in various jurisdictions are proceeding in the normal course. We are looking forward to meeting with Newmont's shareholders in February and we plan to close these transactions by the middle of that month."

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* Shareholders are urged to obtain updated quotes on the Normandy, Newmont and
  AngloGold shares.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.